Exhibit 99.2

Baidu Announces Results of Extraordinary General Meeting

BEIJING, December 7, 2021 /PRNewswire/ — Baidu, Inc. (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced that each of the following proposed resolutions submitted for shareholder approval has been duly adopted at its extraordinary general meeting of shareholders held in Beijing today:

1.	as a special resolution, THAT the name of the Company be changed from “Baidu, Inc.” to “Baidu, Inc. 百度集團股份有限公司” by adopting the dual foreign name “百度集團股份有 限公司”;

2.

as a special resolution, THAT the Company’s Third Amended and Restated Memorandum of Association and Articles of Association (the “Current M&AA”) be amended and restated by their deletion in their entirety and by the substitution in their place of the Fourth Amended and Restated Memorandum of Association and Articles of Association (the “Amended M&AA”); and

3.

THAT the registered office provider of the Company be and is hereby authorized to file any and all documents in relation of adoption of the Company’s dual foreign name and the adoption of the Amended M&AA with the Registrar of Companies in the Cayman Islands; and the Hong Kong registered office provider of the Company be and is hereby authorized to file any and all documents in relation of the adoption of the Amended M&AA with the Registrar of Companies in Hong Kong accordingly.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on the NASDAQ under “BIDU” and HKEX under “9888.” One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com